Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 87-I dated July 10, 2007	Term Sheet No. 3 to Product Supplement No. 87-I Registration Statement No. 333-130051 Dated October 26, 2007; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Bearish Buffered Return Enhanced Notes Linked Inversely to the S&P 500® Index due May 4, 2009

General

  The notes are designed for investors who seek a return of 3.5 times any depreciation of the S&P 500® Index up to the maximum total return on the notes of 45.50% at maturity. Investors should be willing to forgo interest and dividend payments, and if the Index appreciates, as compared to the Strike Level, by more than 7%, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 4, 2009†.
  Minimum denominations of $100,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about October 26, 2007†† and are expected to settle on or about November 2, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Downside Leverage Factor:	3.5
Payment at Maturity:

If the Ending Index Level is less than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Change multiplied by 3.5, subject to a Maximum Total Return on the notes of 45.50%. For example, if the Index Change is more than 13%, you will receive the Maximum Total Return on the notes of 45.50%, which entitles you to a maximum payment at maturity of $1,455 for every $1,000 principal amount note that you hold. Accordingly, if the Index Change is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Change x 3.5)]

Your principal is protected against up to a 7% appreciation of the Index at maturity. If the Ending Index Level increases from the Strike Level by up to 7%, you will receive the principal amount of your notes at maturity.

If the Ending Index Level is greater than the Strike Level by more than 7%, you will lose 1% of the principal amount of your notes for every 1% that the Index appreciates beyond 7%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Change + 7%)]

Notwithstanding the foregoing, in no event will the final payment at maturity per $1,000 principal amount note be less than $0.

If the Ending Index Level increases from the Strike Level by more than 7%, you could lose some or all of your initial investment.

Buffer Amount:	7%
Index Change:	Strike Level – Ending Index Level Strike Level
Strike Level:

An Index Level to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level will not be the regular official weekday closing level of the Index on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Index Level:	The arithmetic average of the Index closing levels on each of the three Ending Averaging Dates.
Ending Averaging Dates†:	April 28, 2009, April 29, 2009 and April 30, 2009
Maturity Date†:	May 4, 2009
CUSIP:	48123MED0
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 87-I.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Bearish Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 87-I and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 87-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $20.00 per $1,000 principal amount note. The actual commission received by JPMSI may be less than $20.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI exceed $20.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-23 of the accompanying product supplement no. 87-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 87-I dated July 10, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 87-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 87-I dated July 10, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002789/e27815_424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Change by 3.5, up to the Maximum Total Return on the notes of 45.50%, or $1,455 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against an increase in the Ending Index Level, as compared to the Strike Level, of up to 7%. If the Ending Index Level is greater than the Strike Level by more than 7%, for every 1% increase of the Index beyond 7%, you will lose an amount equal to 1% of the principal amount of your notes.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked inversely to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 87-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 87-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell, that your purchase and ownership of the notes should be treated as an “open transaction” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in product supplement no. 87-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 87-I dated July 10, 2007.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked inversely to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive or negative. If the Ending Index Level is greater than the Strike Level by more than 7%, for every 1% increase of the Index beyond 7%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, if the Index increases by more than 7%, you could lose some or all of your initial investment.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is less than the Strike Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 45.50%, regardless of the depreciation in the Index, which may be significant.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

JPMorgan Structured Investments — Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer	TS-1
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 1500 and reflect the Downside Leverage Factor of 3.5 and the Maximum Total Return on the notes of 45.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Change	Total Return

3150.00	-110.00%	-100.00%
3000.00	-100.00%	-93.00%
2700.00	-80.00%	-73.00%
2475.00	-65.00%	-58.00%
2250.00	-50.00%	-43.00%
2100.00	-40.00%	-33.00%
1950.00	-30.00%	-23.00%
1800.00	-20.00%	-13.00%
1650.00	-10.00%	-3.00%
1605.00	-7.00%	0.00%
1575.00	-5.00%	0.00%
1500.00	0.00%	0.00%
1425.00	5.00%	17.50%
1350.00	10.00%	35.00%
1305.00	13.00%	45.50%
1200.00	20.00%	45.50%
1050.00	30.00%	45.50%
900.00	40.00%	45.50%
750.00	50.00%	45.50%
600.00	60.00%	45.50%
450.00	70.00%	45.50%
300.00	80.00%	45.50%
150.00	90.00%	45.50%
0.00	100.00%	45.50%

JPMorgan Structured Investments — Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer	TS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The level of the Index declines from the Strike Level of 1500 to an Ending Index Level of 1425. Because the Ending Index Level of 1425 is less than the Strike Level of 1500 and the Index Change of 5% multiplied by 3.5 does not exceed the Maximum Total Return of 45.50%, the investor receives a payment at maturity of $1,175 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 3.5)] = $1,175

Example 2: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 1605. Because the Ending Index Level of 1605 is greater than the Strike Level of 1500 by not more than the Buffer Amount of 7%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index declines from the Strike Level of 1500 to an Ending Index Level of 1200. Because the Ending Index Level of 1200 is less than the Strike Level of 1500 and the Index Change of 20% multiplied by 3.5 exceeds the Maximum Total Return of 45.50%, the investor receives a payment at maturity of $1,455 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 1800. Because the Ending Index Level of 1800 is greater than the Strike Level of 1500 by more than the Buffer Amount of 7%, the Index Change is negative and the investor receives a payment at maturity of $870 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-20% + 7%)] = $870

Example 5: The level of the Index increases from the Strike Level of 1500 to an Ending Index Level of 3150. Because the Ending Index Level of 3150 is greater than the Strike Level of 1500 by more the Buffer Amount of 7%, resulting in an Index Change of -110%, and because the final payment at maturity per $1,000 note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through October 19, 2007. The Index closing level on October 25, 2007 was 1514.40. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Reverse Exchangeable Notes Each Linked to the Common Stock of a Different Single Reference Stock Issuer	TS-3